SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	BitNile Holdings, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended September 30, 2022 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue increased to approximately $100.0 million for the nine months ended September 30, 2022, representing an increase of $55.4 million compared to approximately $44.6 million for the nine months ended September 30, 2021. The registrant’s loss from operations was approximately $26.0 million for the nine months ended September 30, 2022, an increase of $23.1 million compared to approximately $2.9 million for the nine months ended September 30, 2021.

The increase in revenue for the nine months ended September 30, 2022, was due to revenue from lending and trading activities of approximately $32.2 million, an increase compared to the nine months ended September 30, 2021 of approximately $19.6 million. Revenue for the nine months ended September 30, 2022 included approximately $17.1 million from its majority owned subsidiary, The Singing Machine Company, Inc., which was acquired in June 2022. The registrant also had increases in its cryptocurrency mining operations of $10.7 million and from hotel operations of $12.8 million. The registrant acquired the hotel assets in December 2021.

The registrant’s operating expenses increased to approximately $74.4 million for the nine months ended September 30, 2022, representing an increase of $43.6 million compared to approximately $30.8 million for the nine months ended September 30, 2021.

The increase in operating expenses from the nine months ended September 30, 2022, was due to the following:

•	General and administrative expenses were $48.7 million for the nine months ended September 30, 2022, compared to $24.4 million for the nine months ended September 30, 2021, an increase of $24.3 million, or 100%. General and administrative expenses increased from the comparative prior period, mainly due to general and administrative costs of $4.3 million from the registrant’s hotel operations, which were acquired in December 2021, $2.6 million from The Singing Machine Company, which was acquired in June 2022, increased costs related to the Michigan data center, and higher legal expense, salaries, stock compensation and audit fees.

•	Selling and marketing expenses were $20.9 million for the nine months ended September 30, 2022, compared to $4.7 million for the nine months ended September 30, 2021, an increase of $16.2 million, or 345%. The increase was the result of higher marketing costs related to an advertising sponsorship agreement as well as increases in sales and marketing personnel, consultants primarily at the registrant’s Ault Alliance business segment. The Singing Machine Company, which was acquired in June 2022, incurred $0.9 million in selling and marketing costs. The increase is also attributable to costs incurred at to grow the registrant’s selling and marketing infrastructure related to its electric vehicle charger products.

•	Research and development expenses increased by $0.2 million to $1.9 million for the nine months ended September 30, 2022, from $1.7 million for the nine months ended September 30, 2021. The increase in research and development expenses is due to product development efforts at the registrant’s TurnOnGreen and Gresham Worldwide defense business segments.

Interest expense was $35.8 million for the nine months ended September 30, 2022, compared to $0.5 million for the nine months ended September 30, 2021. The increase in interest expense relates to the $66.0 million of secured promissory notes issued in December 2021, which were fully paid in March 2022. Interest expense from these notes included the amortization of debt discount of $26.3 million from the issuance of warrants, a non-cash charge, and original issue discount, in connection with these secured promissory notes. In addition, the increase in interest expense is due, in part, to interest on the $55.1 million construction loans related to the December 2021 acquisition of hotel properties and interest on the $11 million secured promissory notes issued in August 2022.

The registrant’s net loss available to common stockholders was approximately $60.0 million for the nine months ended September 30, 2022, representing a decline of $61.3 million, compared to net income available to common stockholders of approximately $1.3 million for the nine months ended September 30, 2021.

BITNILE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2022	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer